SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32102; File No. 812-14544]

Capitala Finance Corp., et al.; Notice of Application

May 4, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act permitting certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and under rule 17d-1

under the Act.

Summary of Application: Applicants request an order to permit a business development

company ("BDC") and certain closed end investment companies to co-invest in portfolio

companies with each other and with affiliated investment funds.

Applicants: Capitala Finance Corp. (the "Company"), Capitala Private Credit Fund I, L.P. (the

"Private Fund"), CapitalSouth Partners Fund II Limited Partnership ("Fund II SBIC"),

CapitalSouth Partners SBIC Fund III, L.P. ("Fund III SBIC"), and Capitala Investment Advisors,

LLC (the "BDC Adviser"), on behalf of itself and its successors.[1]

Filing Dates: The application was filed on September 10, 2015 and amended on February 26,

2016 and April 28, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 31, 2016, and

---

[1]   The term "successor," as applied to each Adviser (defined below), means an entity that results from a
      reorganization into another jurisdiction or change in the type of business organization.

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F St., NE,

Washington, DC 20549-1090. Applicants: 4201 Congress St., Suite 360, Charlotte, NC 28209.

For Further Information Contact: Kay-Mario Vobis, Senior Counsel, at (202) 551-6728, or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment

Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Company, a Maryland corporation, is organized as a closed-end management

investment company that has elected to be regulated as a BDC within the meaning of section

2(a)(48) of the Act.[2] Applicants state that the Company seeks to generate both current income

and capital appreciation through investments in traditional mezzanine and senior subordinated

loans; first-lien, senior secured positions in "stretch" senior secured loans; as well as equity

interests, either in the form of detachable "penny" warrants or equity co-investments made pari

---

[2]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the
        purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act
        and makes available significant managerial assistance with respect to the issuers of such securities.

passu with financial sponsors. The board of directors ("Board") of the Company is comprised of five directors, three of whom are not "interested persons" within the meaning of section 2(a)(19) of the Act (the "Non-Interested Directors").

2.   The Private Fund is organized as a limited partnership under Delaware law, and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. Applicants state that the Private Fund's investment objectives and policies are substantially similar to the Objectives and Strategies of the Company.[3]

3.   Fund II SBIC and Fund III SBIC (the "Existing SBIC Subsidiaries") are Wholly-Owned Investment Subs[4] of the Company. Fund II SBIC was organized as a limited partnership under the laws of the state of North Carolina and Fund III SBIC was organized as a limited partnership under the laws of the state of Delaware. Both were organized to make mezzanine investments, primarily in later-stage, middle-market companies located in the southeastern and

---

[3]   "Objectives and Strategies" means a Regulated Fund's (defined below) investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

[4]   The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition. The term "SBIC Subsidiary" means an entity that is licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958, as amended, (the "SBA Act") as a small business investment company.

middle-Atlantic regions of the United States, and have elected to be regulated as a BDC within

the meaning of section 2(a)(48) of the Act.

4.   BDC Adviser, a Delaware limited liability company, is registered with the

Commission as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers

Act") and serves as investment adviser to the Company and the Private Fund.

5.   Applicants seek an order ("Order") to permit one or more Regulated Funds[5]

and/or one or more Affiliated Funds[6] to participate in the same investment opportunities through

a proposed co-investment program (the "Co-Investment Program") where such participation

would otherwise be prohibited under section 57(a)(4) and rule 17d-1 by (a) co-investing with

each other in securities issued by issuers in private placement transactions in which an Adviser

negotiates terms in addition to price;[7] and (b) making additional investments in securities of such

issuers, including through the exercise of warrants, conversion privileges, and other rights to

purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction"

means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub)

participated together with one or more other Regulated Funds and/or one or more Affiliated

Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any

---

[5]   "Regulated Fund" means the Company and any Future Regulated Fund. "Future Regulated Fund"
      means any closed-end management investment company (a) that is registered under the Act or has
      elected to be regulated as BDC, (b) whose investment adviser is an Adviser, and (c) that intends to
      participate in the Co-Investment Program. The term "Adviser" means (a) BDC Adviser and (b) any
      future investment adviser that controls, is controlled by or is under common control with BDC
      Adviser and is registered as an investment adviser under the Advisers Act.

[6]   "Affiliated Fund" means the Private Fund and any Future Affiliated Fund. "Future Affiliated Fund"
      means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment
      company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-
      Investment Program.

[7]   The term "private placement transactions" means transactions in which the offer and sale of securities
      by the issuer are exempt from registration under the Securities Act.

investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could

not participate together with one or more Affiliated Funds and/or one or more other Regulated

Funds without obtaining and relying on the Order.[8]

6.   Applicants state that the Company has formed, and any of the Regulated Funds

may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary

would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or

Regulated Fund because it would be a company controlled by its parent Regulated Fund for

purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned

Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent

Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such

transaction be treated, for purposes of the requested Order, as though the parent Regulated Fund

were participating directly. Applicants represent that this treatment is justified because a

Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle

for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between

the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's Board

would make all relevant determinations under the conditions with regard to a Wholly-Owned

Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board

would be informed of, and take into consideration, any proposed use of a Wholly-Owned

Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in

the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board

---

[8]   All existing entities that currently intend to rely upon the requested Order have been named as
applicants. Any other existing or future entity that subsequently relies on the Order will comply with
the terms and conditions of the application.

will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

7. When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment as described in the application ("Available Capital"), and other pertinent factors applicable to that Regulated Fund. The Board of each Regulated Fund, including the Non-Interested Directors has (or will have prior to relying on the requested Order) determined that it is in the best interests of the Regulated Fund to participate in the Co-Investment Transaction.[9]

8. Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[10] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

9. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is

---

[9] The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[10] In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

proportionate to its outstanding investments in the issuer immediately preceding the disposition

or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has

approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments

as being in the best interests of the Regulated Fund. If the Board does not so approve, any such

disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible

Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its

approval of pro rata dispositions and Follow-On Investments with the result that all dispositions

and/or Follow-On Investments must be submitted to the Eligible Directors.

10.   No Non-Interested Director of a Regulated Fund will have a financial interest in

any Co-Investment Transaction, other than through share ownership in one of the Regulated

Funds.

11.   Applicants also represent that if an Adviser or its principals, or any person

controlling, controlled by, or under common control with an Adviser or its principals, and the

Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25% of the

outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such

Shares as required under condition 14.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from

participating in joint transactions with the BDC or a company controlled by a BDC in

contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any

person who is directly or indirectly controlling, controlled by, or under common control with a

BDC is subject to section 57(a)(4). Applicants submit that each of the Regulated Funds and

Affiliated Funds could be deemed to be a person related to each Regulated Fund in a manner described by section 57(b) by virtue of being under common control. Section 57(i) of the Act

provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's

rules under section 17(d) of the Act applicable to registered closed-end investment companies

will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has

not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with

Regulated Funds that are BDCs. Section 17(d) of the Act and rule 17d-1 under the Act are

applicable to Regulated Funds that are registered closed-end investment companies.

2.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons

of a registered investment company from participating in joint transactions with the company

unless the Commission has granted an order permitting such transactions. In passing upon

applications under rule 17d-1, the Commission considers whether the company's participation in

the joint transaction is consistent with the provisions, policies, and purposes of the Act and the

extent to which such participation is on a basis different from or less advantageous than that of

other participants.

3.   Applicants state that in the absence of the requested relief, the Regulated Funds

would be, in some circumstances, limited in their ability to participate in attractive and

appropriate investment opportunities. Applicants believe that the proposed terms and conditions

will ensure that the Co-Investment Transactions are consistent with the protection of each

Regulated Fund's shareholders and with the purposes intended by the policies and provisions of

the Act. Applicants state that the Regulated Funds' participation in the Co-Investment

Transactions will be consistent with the provisions, policies, and purposes of the Act and on a

basis that is not different from or less advantageous than that of other participants.

Applicants agree that the Order will be subject to the following conditions:

1.	Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.	(a)	If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)	If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)	After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or

one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential

Co-Investment Transaction, a Required Majority concludes that:

        (i)   the terms of the Potential Co-Investment Transaction, including the

consideration to be paid, are reasonable and fair to the Regulated Fund and its

shareholders and do not involve overreaching in respect of the Regulated Fund or its

shareholders on the part of any person concerned;

        (ii)   the Potential Co-Investment Transaction is consistent with:

            (A)   the interests of the shareholders of the Regulated Fund; and

            (B)   the Regulated Fund's then-current Objectives and Strategies;

        (iii)   the investment by any other Regulated Funds or Affiliated Funds would

not disadvantage the Regulated Fund, and participation by the Regulated Fund would not

be on a basis different from or less advantageous than that of other Regulated Funds or

Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not

the Regulated Fund itself, gains the right to nominate a director for election to a portfolio

company's board of directors or the right to have a board observer or any similar right to

participate in the governance or management of the portfolio company, such event shall

not be interpreted to prohibit the Required Majority from reaching the conclusions

required by this condition (2)(c)(iii), if:

            (A)   the Eligible Directors will have the right to ratify the selection of

such director or board observer, if any;

            (B)   the applicable Adviser agrees to, and does, provide periodic reports

to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the

Regulated Fund, and an explanation of why the investment opportunities were not offered to the

Regulated Fund. All information presented to the Board pursuant to this condition will be kept

for the life of the Regulated Fund and at least two years thereafter, and will be subject to

examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8,[11] a

Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated

Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is

an existing investor.

6.   A Regulated Fund will not participate in any Potential Co-Investment Transaction

unless the terms, conditions, price, class of securities to be purchased, settlement date, and

registration rights will be the same for each participating Regulated Fund and Affiliated Fund.

The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the

right to nominate a director for election to a portfolio company's board of directors, the right to

have an observer on the board of directors or similar rights to participate in the governance or

management of the portfolio company will not be interpreted so as to violate this condition 6, if

conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Affiliated Fund or any Regulated Fund elects to sell, exchange or

otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction,

the applicable Advisers will:

> (i)   notify each Regulated Fund that participated in the Co-Investment
>
> Transaction of the proposed disposition at the earliest practical time; and

---

[11]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that
Regulated Fund already holds investments.

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity; then the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the maximum amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated

Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee[12] (including break-up or commitment fees but excluding broker's fees contemplated section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14. If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when

_____

[12] Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett

Deputy Secretary